Exhibit 99.2

TD BANK GROUP DECLARES DIVIDENDS

(all amounts in Canadian dollars)

TORONTO – February 26, 2015 - The Toronto-Dominion Bank (the Bank) today announced that a dividend in an amount of 51 (fifty-one cents) per fully paid common share in the capital stock of the Bank has been declared for the quarter ending April 30, 2015, payable on and after April 30, 2015, to shareholders of record at the close of business on April 7, 2015. This represents an increase in the quarterly dividend of 4 cents or 9 percent compared with last quarter.

In lieu of receiving their dividends in cash, holders of the Bank’s common shares may choose to have their dividends reinvested in additional common shares of the Bank in accordance with the Dividend Reinvestment Plan (the Plan).

Under the Plan, the Bank has the discretion to either purchase the additional common shares in the open market or issue them from treasury. If issued from treasury, the Bank may decide to apply a discount of up to 5% to the Average Market Price (as defined in the Plan) of the additional shares. For the April 30, 2015 dividend, the Bank will issue the additional shares from treasury, with no discount.

Any registered holder of record wishing to join the Plan can obtain an Enrolment Form from CST Trust Company (1-800-387-0825) or on the Bank’s website, www.td.com/investor/drip.jsp. Beneficial or non-registered holders of the Bank’s common shares must contact their financial institution or broker to participate.

In order to participate in time for this dividend, Enrolment Forms for registered holders must be in the hands of CST Trust Company at P.O. Box 700, Postal Station B, Montreal, Québec, H3B 3K3 before the close of business on April 6, 2015. Beneficial or non-registered holders must contact their financial institution or broker for instructions on how to participate in advance of the above date.

The Bank also announced that dividends have been declared on the following Non-Cumulative Redeemable Class A First Preferred Shares of the Bank, payable on and after April 30, 2015, to shareholders of record at the close of business on April 8, 2015:

•	Series R, in an amount per share of $0.35;
•	Series S, in an amount per share of $0.2106875;
•	Series T, in an amount per share of $0.1570;
•	Series Y, in an amount per share of $0.22246875;
•	Series Z, in an amount per share of $0.1620;
•	Series 1, in an amount per share of $0.24375;
•	Series 3, in an amount per share of $0.2375; and
•	Series 5, in an amount per share of $0.3467.

The Bank for the purposes of the Income Tax Act, Canada and any similar provincial legislation advises that the dividend declared for the quarter ending April 30, 2015, and all future dividends will be eligible dividends unless indicated otherwise.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 9.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on January 31, 2015. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information contact:	Annette Galler
Senior Legal Officer, Corporate
Legal Department – Shareholder Relations
(416) 944-6367
Toll free 1-866-756-8936

Crystal Jongeward
Media Relations, Corporate & Public Affairs
(416) 308-1746